CLEARVIEW TRADING ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF AND FOR THE YEAR ENDED JUNE 30, 2021

CLEARVIEW TRADING ADVISORS, INC.

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3-5



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Clearview Trading Advisors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Clearview Trading Advisors, Inc. as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement is presents fairly, in all material respects, the financial position of Clearview Trading Advisors, Inc. as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Clearview Trading Advisors, Inc.'s management. Our responsibility is to express an opinion on Clearview Trading Advisors, Inc's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Clearview Trading Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Aprio, LLP

We have served as Clearview Trading Advisors, Inc.'s auditor since 2018.

New York, New York

November 15, 2021

CLEARVIEW TRADING ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

ASSETS

Current assets

Cash and cash equivalents	$	251,603
Prepaid expenses		3,406
Total assets	$	255,009

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities

Accounts payable and accrued expenses	$	83,799

Stockholder's Equity

Common stock, no par value; 200 shares authorized; 200 shares issued and outstanding	12,500
Additional paid-in capital	1,190,754
Accumulated deficit	(1,032,044)
Total stockholder's equity	171,210
Total liabilities and stockholder's equity	$ 255,009

The accompanying notes are an integral part of this statement.

CLEARVIEW TRADING ADVISORS, INC.
Notes to the Financial Statements
As of and for the Year Ended June 30, 2021

(1) Organization and Nature of Business

Clearview Trading Advisors, Inc. (the "Company") is a C-Corporation incorporated in the state of New York on October 17, 2006. It is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company was located in New York City through January 31, 2021. Effective that date, the Company moved its operations to Tenafly, New Jersey. Customers are located throughout the United States.

The Company's current membership agreement with FINRA states the firm will operate under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. None of the business activities conducted by the Company during the year ended June 30, 2021 fall under Paragraph (k)(2)(ii). Accordingly, the business activities conducted by the Company during the year ended June 30, 2021 relied upon Footnote 74 of the SEC Release No. 34-70073.

On January 25, 2021 the Company entered a Stock Purchase Agreement with CTA Holdings LLC to sell 95% of the issued and outstanding capital stock of the Company to CTA Holdings LLC. The transaction is contingent upon receiving FINRA approval under Rule 1017 application. As of June 30, 2021, the transaction was pending FINRA approval.

(2) Summary of Significant Accounting Policies

Significant Credit Risk and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2021.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. Cash and cash equivalents include money market accounts. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Use of estimate

Management uses estimates and assumptions in preparing the financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized with respect to the future tax consequences attributable to differences between the tax basis of assets and liabilities and their carrying amounts for financial statement purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under the guidance, the

CLEARVIEW TRADING ADVISORS, INC.
Notes to the Financial Statements
As of and for the Year Ended June 30, 2021

Company assesses the likelihood, based on technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties to unrecognized tax benefits in income tax expense.

The Company is subject to routine audits by tax authorities; however, there are currently no audits for any tax periods in progress. The company believes that the tax years 2017 to 2020 may still be subject to income tax examination.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, prepaid expenses and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

(3) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2021 the Company had net capital of $167,804, which was $67,804 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 49.94% as of June 30, 2021.

(4) Operating Lease

The Company had an obligation as a lessee for office space which terminated effective January 31, 2021. The Company classified the lease as an operating lease. Rent expense charged to operations under this lease was $64,442 through the termination date of the lease. Effective with the termination of its office lease, the Company moved its operations to the residence of its Chief Executive Officer and sole stockholder, without any charge for rent expense through the end of its fiscal year ending June 30, 2021.

(5) Income Taxes

The provision for income taxes for the year ended June 30, 2021 is as follows:

Current income tax expense	$ -
Federal	-
State and local	4,902
Total current	4,902
Deferred income tax expense	
Federal	-
State and local	-
Total deferred	-
Total provision for income taxes	$ 4,902

CLEARVIEW TRADING ADVISORS, INC.
Notes to the Financial Statements
As of and for the Year Ended June 30, 2021

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effects of the temporary differences that give rise to the significant portions of the deferred income tax assets as of June 30, 2021 are a Net operating loss (NOL) carry-forward of approximately $918,000. This NOL gives rise to a deferred tax asset of approximately $275,000. The deferred tax asset is fully offset by a valuation allowance in the same amount, which results in no deferred tax asset being reflected on the Statement of Financial Condition. The utilization of the NOL will reduce future year's Provisions for income taxes. If not fully utilized, approximately $738,000 of the NOL will expire by June 30, 2038 and approximately $180,000 will be available indefinitely.

(6) **Concentrations**

There was one major customer of the Company that represented 100% of the private placement revenue for the year ended June 30, 2021.

(7) **Subsequent events**

The Company has performed an evaluation of subsequent events that have occurred subsequent to June 30, 2021, and through November 15, 2021 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of June 30, 2021.